Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

March 15, 2013

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)

    U.S. Dividend Focus Series Class S and I

    International Dividend Focus Series Class S and I

            (File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC staff’s comments received via a telephone call on January 14, 2013 relating to the Fund’s Post-Effective Amendment (“PEA”) No. 118 on Form N-1A, filed with the SEC on November 30, 2012. PEA No. 118 was filed for the purpose of introducing two new Series of the Fund, the U.S. Dividend Focus Series and the International Dividend Focus Series, each with two classes of shares.

1.	Comment: In the expense table Summary Section for the U.S. Dividend Focus Series, please reverse the order in which “Total Other Expenses” and “Acquired Fund Fees and Expenses” appear.

Response: Accepted. This change has been made.

2.	Comment: If possible, please indent the “other expenses”. Please see Form N-1A for an illustration.

Response: Accepted. This change has been made.

3.	Comment: In the Principal Investment Strategies sub-section of each Summary section, mid and large cap companies are defined as generally companies with market capitalizations of more than $3 billion at the time of purchase. Please explain supplementally why the $3 billion threshold was chosen.

Response: For the Small Cap Series of the Fund, the Advisor defines small capitalization companies as those with market capitalizations of less than $3 billion at the time of purchase.

Accordingly, the Advisor feels it is appropriate to categorize companies with higher market capitalizations as mid or large cap companies.

4.	Comment: The sub-section titled “Principal Investment Strategies” in the Summary section for the International Dividend Focus Series states that the Series will, under normal circumstances, invest at least 80% of its assets in dividend-paying common stocks of non-U.S. companies. If possible, please add disclosure reflecting that the Series will invest in multiple countries as well.

Response: Accepted. We have added disclosure responsive to your request.

5.	Comment: In the sub-section titled “Principal Risks of Investing in the Series” in each Series’ Summary section, there is disclosure regarding illiquidity risk, but there is no corresponding disclosure in the “Principal Investment Strategies” sub-sections.

Response: It is not a principal investment strategy of either Series to invest in illiquid securities; however, because there is a risk that some securities held in a portfolio may become illiquid after their purchase, we feel it is appropriate to disclose the risk of illiquid securities.

6.	Comment: In the section titled “Investment Strategy and Goal”, please add disclosure similar to that in the Statement of Additional Information that shareholders will be notified if the Board approves a change to a Series’ investment goal.

Response: Accepted. This disclosure has been added.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Jodi L. Hedberg
Jodi L. Hedberg
Corporate Secretary

cc:	Ed Bartz, Securities and Exchange Commission

Timothy Levin, Morgan, Lewis & Bockius LLP

Richard Yates, Manning & Napier Advisors, LLC